

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Arturo Rodriguez
Chief Financial Officer
Aterian, Inc.
37 East 18th Street, 7th Floor
New York, New York 10003

   Re: Aterian, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed March 16, 2021
     File No. 001-38937

Dear Mr. Rodriguez:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item1. Business
Overview, page 2

1. We note your disclosures regarding your proprietary software technology platform known as AIMEE. Please enhance your disclosures to address the following:
- More fully explain the specific nature of this technology and how you use it in your business;
- More fully explain if and how you assess the actual results of the decisions you make using this technology relative to the results you expected; and
- Disclose the amount you have invested to develop this technology and address whether additional investments are expected. If additional investments are expected, quantify the anticipated amounts and disclose the time periods over which they are expected to occur.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non GAAP Financial Measures, page 49

2. For each non-GAAP financial measure you present, including each related non-GAAP financial measure as a percentage of net revenue, please present the most directly comparable GAAP measures with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

3. We note you present a non-GAAP financial measure you identify as Contribution Margin. Please explain to us how and why you believe it is appropriate to eliminate all general and administrative expenses, all research and development expenses, and fixed costs included in sales and distribution expenses, which appear to include salaries and office expenses, from a non-GAAP performance measure. It is not clear to us how you determined these adjustments are appropriate and comply with the response to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Results of Operations, page 52

4. We note you attribute increases in net revenue to increased pricing, growth in existing products, new product launches, and new products obtained through acquisitions. Given the significant acquisitions you completed in 2020 and your intention to continue to grow your business through acquisitions, please revise your disclosures to separately quantify and discuss the impact growth in existing products, new product launches, and new products obtained through acquisitions had on net revenue during each period presented.

Critical Accounting Policies and Use of Estimates, page 59

5. Please tell us your consideration for disclosing and discussing impairment testing for goodwill and intangible assets as a critical accounting policy, including the following:
   • The number of reporting units you have and how you allocate goodwill to reporting units.
   • The percentages by which estimated fair values exceed carrying values as of the most recent impairment test date, especially to the extent any reporting units or intangible assets are at risk of failing their impairment test, as well as the key assumptions used and potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
   • How historical negative operating margin results are considered in your estimates and a sensitivity analysis for potential changes in operating margins on your estimates.
   Please also tell us if any events during the interim periods triggered an interim impairment test, in this regard we note the decline in your stock price and the going concern disclosures included in your most recent quarterly filing. If an interim impairment test was preformed, please tell us the results, if an interim test has not been performed, please explain why.

Exhibits 31.1 and 31.2, page 75

6.   We note you conducted an evaluation of your internal control over financial reporting, as required by Exchange Act Rules, and provided an assessment and conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308 of Regulation S-K, in your Form 10-K for the year ended December 31, 2020. We also note your certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4, referring to internal control over financial reporting, that are now required based on the end of the transition period that previously allowed these omissions. Please amend your Form 10-K to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. Please ensure the revised certifications refer to the Form 10-K/A and are currently dated. This comment is also applicable to your Form 10-Qs for the quarters ended March 31, 2021 and June 30, 2021.

Financial Statements
16 Acquisitions, page F-28

7.   We note you completed two significant asset acquisitions during 2020. Please address the following:
   • More fully explain to us how you determined each asset acquisition is the acquisition of a business. Provide your analyses based on the criteria in ASC 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9.
   • Provide the significant tests you performed under Rule 8-04 of Regulation S-X.
   • More fully explain to us how you determined the fair values of the intangible assets you acquired.
   • More fully explain to us the reasons why the amount of goodwill you recorded in each acquisition represents a significant percentage of the related purchase price.
   • Provide the disclosures required by ASC 805-10-50-2(h)(1).
   Please also comply with this comment as it relates to each asset acquisition you completed during 2021.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Manufacturing